UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Orbotech Ltd.
(Name of Issuer)

Ordinary Shares (NIS 0.14 nominal par value)
(Title of Class of Securities)

M75253100

(CUSIP Number)

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M75253100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Jacob Richter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Israel

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,615,445
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,615,445
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,615,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.7%[1]
14.	Type of Reporting Person (See Instructions) IN

1 Based on 34,106,775 Ordinary Shares of the Issuer, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on March 27, 2009.

CUSIP No. M75253100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Judith Richter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Israel

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,615,445
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,615,445
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,615,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.7%[2]
14.	Type of Reporting Person (See Instructions) IN

2 Based on 34,106,775 Ordinary Shares of the Issuer, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on March 27, 2009.

Item 1.  Security and Issuer

This statement relates to the Ordinary Shares, New Israeli Shekels 0.14 nominal (par) value each (the “Ordinary Shares”), of Orbotech Ltd. (the “Issuer”), the principal executive offices of which are located at Sanhedrin Boulevard, North Industrial Zone, Yavne 81101, Israel.

Item 2.  Identity and Background

(a) This statement is being filed jointly on behalf of Dr. Jacob Richter and Dr. Judith Richter (the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The agreement (the “Joint Filing Agreement”) among the Reporting Persons to file jointly is attached hereto as Exhibit 7.01.

(b) The principal business address of each of the Reporting Persons is Medinol Ltd., Bldg. #7, Entrance A, 5th Floor, Kiryat Atidim, P.O. Box 58165, Tel Aviv 61581, Israel.

(c) Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of, and Dr. Judith Richter serves as the chief executive officer of, Medinol Ltd. (“Medinol”).  Medinol’s principal business address is Medinol Ltd., Bldg. #7, Entrance A, 5th Floor, Kiryat Atidim, P.O. Box 58165, Tel Aviv 61581, Israel.

(d) Neither of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons is a citizen of Israel.

Item 3.  Source and Amount of Funds or Other Consideration

On July 7, 2009 the Reporting Persons purchased 1,200,000 shares of Ordinary Shares in open market transactions at an aggregate purchase price (excluding trading commissions and related administrative costs) of $12,000,000.  The source of the funds used by the Reporting Persons to purchase such shares was personal funds of the Reporting Persons.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the shares of Ordinary Shares of the Issuer for investment purposes.  The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer's operations, assets, prospects, and business development, the Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.  The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value.  In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.  There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives mentioned above.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions ("Lenders") as collateral for loans or other obligations of the Reporting Person pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral.

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D, however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

Item 5.   Interest in Securities of the Issuer

(a)  Items (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference.

(b)  Items (7) through (10) of the cover pages of this Schedule 13D are hereby incorporated by reference.

(c)  See Annex A hereto.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Joint Filing Agreement attached hereto, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.01                      Joint Filing Agreement, dated as of July 13, 2009, between the Reporting Persons

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jacob Richter
Dr. Jacob Richter

/s/ Judith Richter
Dr. Judith Richter

July 13, 2009

Annex A

The table below sets forth purchases of the Ordinary Shares by the Reporting Persons during the last 60 days.  All such purchases were effected by the Reporting Persons in broker transactions on The NASDAQ Stock Market.

Date	Reporting Person who effected the purchase	Amount of Shares	Price Per Share ($) (net of commissions)
July 7, 2009	Dr. Jacob Richter and Dr. Judith Richter	1,200,000	$10.00